Exhibit 9.4

DISTRIBUTION AND ASSIGNMENT AGREEMENT

THIS DISTRIBUTION AND ASSIGNMENT AGREEMENT (as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, this “Agreement”), is made and entered into as of October 27, 2023 (the “Effective Date”), by and among, NASCENT PHARMA, LLC, a Nevada limited liability company (“Nascent”), CAN B̅ CORP., a Florida corporation (the “Company”), and WALLEYE OPPORTUNITIES MASTER FUND LTD, a Cayman Islands exempted company with limited liability (“Assignee”, and together with Nascent and the Company, collectively, the “Parties”, and each, individually, a “Party”). Capitalized terms used but not defined herein shall have the meaning given to such terms in the Purchase Agreement (as defined below).

WITNESSETH:

WHEREAS, the Company and Assignee entered into that certain Securities Purchase Agreement dated as of October 26, 2023 by and between the Company and Assignee in its capacity as the Buyer (as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof, the “Purchase Agreement”), pursuant to which the Company agreed, among other things, that as additional consideration for Assignee’s purchase of one or more Notes of the Company in the aggregate principal amount of up to $1,875,000 (the “Maximum Offered Amount”), to cause Nascent to pay Assignee a certain portion of the distributions and proceeds that the Company would otherwise be entitled to receive from Nascent pursuant to the Nascent Operating Agreement (as defined below) and/or the Proposed UCANN Distribution Agreement (as defined below);

WHEREAS, immediately prior to the execution of this Agreement, Assignee held each of the following promissory notes of the Company: (i) that certain Promissory Note, dated August 30, 2022, in the original principal amount of $385,000 (the “$385,000 Walleye Note”), (ii) that certain 20% Original Issue Discount Promissory Note, dated May 16, 2023, in the original principal amount of $437,500 (the “$437,500 Walleye Note”), (iii) that certain $100,000 Unsecured Promissory Note of the Borrower dated as of August 5, 2022, by and between the Company as borrower and Emergent Health Corp., a Wyoming corporation (“Emergent”) as lender (the “$100,000 Walleye Note”), which $100,000 Walleye Note was purchased by Assignee from Emergent pursuant to that certain Note Purchase Agreement, dated August 3, 2023, by and between Emergent as seller and Assignee as purchaser (the “Emergent NPA”), (iv) that certain $250,000 Unsecured Promissory Note of the Company, dated August 18, 2022, by and between the Company as borrower and Emergent as lender (the “$250,000 Walleye Note”, and together with the $100,000 Walleye Note, collectively, the “Emergent Notes”), which $250,000 Walleye Note was purchased by Assignee from Emergent pursuant to the Emergent NPA, and (v) that certain Promissory Note, dated February 27, 2023, in the original principal amount of $1,823,529 (the “February 2023 Walleye Secured Note”, together with the $385,000 Walleye Note, the $437,500 Walleye Note, the $100,000 Walleye Note and the $250,000 Walleye Note, collectively, the “Existing Notes”);

WHEREAS, simultaneously with the execution of this Agreement, the Company and Assignee executed that certain Consolidated Amended and Restated Note dated as of the date hereof in the original principal amount of $1,354,210 (the “Consolidated Amended and Restated Walleye Note”), which Consolidated Amended and Restated Walleye Note consolidates, amends and restates (i) the $385,000 Walleye Note, (ii) the $437,500 Walleye Note, (iii) the $100,000 Walleye Note and (iv) the $250,000 Walleye Note, subject to the terms and conditions set forth therein.

WHEREAS, simultaneously with the execution of this Agreement, Assignee has purchased the Initial Note from the Company pursuant to the Purchase Agreement in the original principal amount of $156,250, and accordingly, the Parties are entering into this Agreement in accordance with Section 2(b) of the Purchase Agreement in order to provide, among other things, that (i) Nascent shall, and the Company shall cause Nascent to, pay Assignee fifteen percent (15%) of the distributions and proceeds that the Company would otherwise be entitled to receive from Nascent pursuant to the Nascent Operating Agreement and/or the Proposed UCANN Distribution Agreement until Assignee receives an aggregate amount of such distributions and proceeds (the “Additional Consideration Amount”) equal to the sum of (A) two hundred percent (200%) of the aggregate purchase price of the Existing Notes other than the Emergent Notes (i.e., $4,500,000), plus (B) two hundred percent (200%) of the aggregate original principal amount of the Emergent Notes (i.e., $700,000) (the sum of (A) and (B) to be referred to herein as the “Prior Money Distribution Amount”), plus (C) one hundred percent (100%) of the Purchase Price of the Initial Note (i.e. $125,000) (the “Initial New Money Distribution Amount”), plus (D) one hundred percent (100%) of the aggregate Purchase Price of any subsequent Notes purchased by Assignee from the Company pursuant to the Purchase Agreement (the “Subsequent New Money Distribution Amount”); provided, that if Assignee and/or one or more New Buyers purchase Notes in the aggregate principal amount of the Maximum Offered Amount pursuant to the Purchase Agreement on or prior to the New Money Multiple Deadline, then (1) the Initial New Money Distribution Amount shall be increased to two hundred percent (200%) of the Purchase Price of the Initial Note (i.e., $250,000), and (2) the Subsequent New Money Distribution Amount shall be increased to two hundred percent (200%) of the aggregate Purchase Price of such subsequent Notes purchased pursuant to the Purchase Agreement (i.e., $2,750,000), such that the Additional Consideration Amount (if the Maximum Offered Amount of Notes is purchased on or prior to the New Money Multiple Deadline) would be $8,200,000.

NOW, THEREFORE, in accordance with the Purchase Agreement and in consideration of the premises and the mutual agreements hereinafter contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and Assignee, intending to be legally bound, hereby agree as follows:

1. Definitions. As used in this Agreement, each of the following terms has the meaning given to such term in this Section 1 or in the sections and subsections of this Agreement referred to below. Capitalized terms used and not defined herein have the meaning given to such terms in the Purchase Agreement.

“Additional Consideration Amount” has the meaning set forth in the recitals.

“Assignment” has the meaning set forth in Section 4.

“Cash Available for Distribution” has the meaning given to such term in the Nascent Operating Agreement (except for instances in this Agreement specifically referring to “Cash Available for Distribution” as to be defined in the Proposed UCANN Distribution Agreement).

“Distributions” means (A) any and all distributions made by Nascent or proceeds received from Nascent, including without limitation (i) distributions of Cash Available for Distribution under the Nascent Operating Agreement and (ii) distributions of “Cash Available for Distribution” (under and as such term is to be defined in the Proposed UCANN Distribution Agreement), and (B) any and all distributions and proceeds of any kind from any source related to, arising out of, or in connection with the Patents, including without limitation any royalties from the Patents and any Patent Claims, including without limitation, any proceeds of any settlement with respect to any Patent Claim.

“Distributions Rights” means, all right, title and interest of the Company to or in any and all Distributions, including without limitation any right of the Company to be paid or receive such Distributions, whether now existing or hereafter arising.

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“Equity Interest” means all shares of capital stock (whether denominated as common stock or preferred stock), equity interests, beneficial partnership or membership interests, joint venture interests, units, limited liability company interests, participations or other ownership or profit interests in or equivalents (regardless of how designated) of or in a Person (other than an individual), whether voting or non-voting.

“Initial New Money Distribution Amount” has the meaning set forth in the recitals.

“Nascent Operating Agreement” has the meaning set forth in Section 6(c)(ii).

“Patent” means, (i) United States Patent No. US 9,730,911 B2 (Cannabis Extracts and Methods of Preparing and Using Same) and (ii) United States Patent No. US 10,555,928 B2 (Cannabis Extracts and Methods and Preparing and Using Same), or any of them (collectively, the “Patents”).

“Patent Claim” means, any claim, litigation, or other proceeding brought by or on behalf of the Company, Nascent or any other entity in which the Company has an interest in order to enforce any alleged breach of any rights of the Company, Nascent or any other entity in which the Company has an interest with respect to any of the Patents, whether now existing or hereafter arising (collectively, “Patent Claims”).

“Person” means an individual, partnership, corporation (including a business trust), joint stock company, trust, unincorporated association, joint venture, limited liability company or other entity, or any governmental authority.

“Proposed Blackmon Distribution Agreement” means a proposed agreement between the Company and Earnest Blackmon, an individual (“Blackmon”), pursuant to which it is contemplated that the Company would agree to cause Nascent to pay Blackmon a portion of the Distributions that the Company would otherwise be entitled to receive under the terms of the Nascent Operating Agreement equal to the sum of (A) fifty percent (50%) of the Distributions that the Company would otherwise be entitled to receive from Nascent under the terms of the Nascent Operating Agreement but for such Proposed Blackmon Distribution Agreement (the “Blackmon Gross Distributions”), minus (B) the amounts payable to Creditors pursuant to the Proposed UCANN Distribution Agreement (up to a maximum of five percent of the total amount of up to $10,000,000 of Distributions made pursuant to the Proposed UCANN Distribution Agreement), minus (C) eight percent (8%) of the Blackmon Gross Distributions, which portion of the Blackmon Gross Distributions shall be paid to a third party marketing and service company (such net Distributions proposed to be paid to Blackmon, the “Proposed Blackmon Distributions”).

“Proposed Distribution and Contingent Payment Agreements” means, collectively, the Proposed Blackmon Distribution Agreement, the Proposed McCarter Engagement Letter, the Proposed Patent Claim Financing Agreement, the Proposed UCANN Distribution Agreement (each, a “Proposed Distribution and Contingent Payment Agreement”).

“Proposed McCarter Engagement Letter” means a proposed engagement letter contemplated to be entered into by and among McCarter & English LLP (“McCarter”), Nascent and/or the Company, pursuant to which it is contemplated that (i) McCarter would agree to undertake the representation of the Company and/or Nascent as legal counsel in the Company’s and/or Nascent’s pursuit of one or more Patent Claims and (ii) Nascent would agree to pay and/or the Company would agree to cause Nascent to pay, fees to McCarter for such representation on a contingency basis in an amount equal to ten percent (10%) of the gross proceeds recovered with respect to such Patent Claims (such proposed fees, the “Proposed McCarter Contingency Fees”).

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“Proposed Patent Claim Financing Agreement” means a proposed financing agreement contemplated to be entered into by Nascent and/or the Company with a third-party lender (the “Patent Claim Lender”), pursuant to which it is contemplated that (i) the Patent Claim Lender would advance one or more loans to Nascent (“Patent Claim Loans”) to be used by Nascent for the purpose enabling Nascent and/or the Company to pursue one or more Patent Claims, and (ii) Nascent would agree to pay, and/or the Company would agree to cause Nascent to pay, as first priority distributions, fees to the Patent Claim Lender in an amount equal to 200% of the aggregate amount of Patent Claim Loans advanced by Patent Claim Lender under the Proposed Patent Claim Financing Agreement (such fees, the “Proposed Patent Claim Lender Fees”).

“Proposed UCANN Distribution Agreement” means a proposed Agreement for Distribution of Cash Distributions contemplated to be entered into between and among Blackmon, John Walsh, an individual (“Walsh”), United Cannabis Corporation, a Colorado Corporation (“United Cannabis”), UC Colorado Corporation, a Colorado corporation (“UC Colorado”), DCS Enterprises of Green Bay, Inc., a Wisconsin corporation (“DCS”), the Company, Nascent and The Receivers, Inc., a Colorado Corporation, in its capacity as the court-appointed receiver in Case No. 2020CV30483, in Jefferson County District Court, State of Colorado (the “UCC Receiver”), pursuant to which, (1) the Company would among other things, cause Nascent to make distributions to the “Creditors” (as to be defined in the Proposed UCANN Distribution Agreement) on the “Creditor List” (as to be defined in the UCANN Proposed Distribution Agreement), of 5% of the Company’s share of the “Cash Available for Distribution” (as to be defined in the Proposed UCANN Distribution Agreement) until such Creditors have been paid an aggregate of $10,000,000.00 for their claims as set forth on the Creditor List (such distributions, “Proposed UCANN Pool Distributions”), and (2) Nascent would agree, among other things, to make such Proposed UCANN Pool Distributions simultaneously with distributions of “Cash Available for Distributions” (as to be defined in the Proposed UCANN Distribution Agreement) to DCS and the Company.

“Prior Money Distribution Amount” has the meaning set forth in the recitals.

“Reversion” has the meaning set forth in Section 4.

“Subsequent New Money Distribution Amount” has the meaning set forth in the recitals.

2. Additional Consideration Amount. The Parties agree and acknowledge that, as of the date of this Agreement, the Additional Consideration Amount is equal to $5,325,000 (calculated as the sum of (A) the Prior Money Distribution Amount (i.e. $5,200,000) plus (B) the Initial New Money Distribution Amount in effect prior to the Maximum Offered Amount of Notes being sold pursuant to the Purchase Agreement on or prior to the New Money Multiple Deadline (i.e. $125,000)). The Additional Consideration Amount shall be increased at each subsequent Closing under the Purchase Agreement by an amount equal to the Subsequent New Money Distribution Amount applicable to the subsequent Note purchased by Assignee at such Closing (calculated as one hundred percent (100%) of the Purchase Price of such subsequent Note); provided, that if Assignee and/or one or more New Buyers purchase Notes in the aggregate principal amount of the Maximum Offered Amount pursuant to the Purchase Agreement on or prior to the New Money Multiple Deadline, then (1) the Initial New Money Distribution Amount shall be increased to two hundred percent (200%) of the Purchase Price of the Initial Note (i.e. $250,000), and (2) the Subsequent New Money Distribution Amount shall be increased to two hundred percent (200%) of the aggregate purchase price of subsequent Notes purchased pursuant to the Purchase Agreement (i.e. $2,750,000) such that the Additional Consideration Amount (if the Maximum Offered Amount of Notes is purchased on or prior to the New Money Multiple Deadline) would be $8,200,000. For the avoidance of doubt, in the event no subsequent Notes are purchased pursuant to the Purchase Agreement after the date of this Agreement (i.e. the only Note purchased Assignee is the Initial Note purchased by Assignee), the Additional Consideration Amount shall remain not less than $5,325,000, and the rights of Assignee and the obligations of the Company and Nascent set forth in this Agreement as in effect on the date hereof with respect to the Additional Consideration Amount in the amount of $5,325,000 shall not be contingent upon or require Assignee or any other Person to purchase any Note other than the Initial Note.

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3. Payment of Distributions.

(a) Upon receipt by Nascent at any time on or after the Effective Date of any proceeds as a result of or in connection with any Patent Claim, simultaneously with and upon each and any occasion that Nascent pays any Distributions to the Company, Nascent shall pay Assignee fifteen percent (15%) of the Distributions that the Company would otherwise be entitled to receive from Nascent pursuant to the Nascent Operating Agreement and/or the Proposed UCANN Distribution Agreement but for the Assignment, as applicable, in cash in immediately available funds in accordance with the wire instructions set forth on Schedule I hereto or as otherwise directed via instructions provided by Assignee, until Assignee has received Distributions pursuant to this Section 3(a) in an amount equal to the Additional Consideration Amount in effect at such time. The Company agrees to cause Nascent to comply with any and all of its obligations pursuant to this Agreement, including without limitation, any obligation of Nascent to pay Assignee Distributions pursuant to this Section 3(a).

(b) Any obligation of Nascent to pay (and any obligation of the Company to cause Nascent to pay) Distributions to Assignee under Section 3(a) above (any such obligation, an “Additional Consideration Obligation”) shall be in addition to and not in substitution for the obligation of the Company to pay all principal, interest and other amounts owing to Assignee in respect of (i) the Initial Note purchased by Assignee on the date hereof, (ii) any other Note purchased by Assignee pursuant to the Purchase Agreement, (iii) the Consolidated Amended and Restated Walleye Note held by Assignee, and (iv) the February 2023 Walleye Note, and any Distributions paid to Assignee pursuant to Section 3(a) above shall be applied towards the Additional Consideration Obligation and shall not be deemed to satisfy the outstanding balance of any Note purchased by Assignee or any obligations of the Company owing to Assignee under any other promissory note or other instrument held by Assignee. To the extent at any time Nascent owes any Additional Consideration Obligation to Assignee pursuant to Section 3(a), the Company hereby guarantees the payment of such Additional Consideration Obligation to Assignee in accordance with the terms of this Agreement.

4. Assignment of Distributions Rights; Reversion of Distributions Rights. In furtherance of the foregoing, the Company does hereby sell, transfer, assign, set over and otherwise convey to Assignee, all right, title and interest of the Company, whether now existing or hereafter arising, in fifteen percent (15%) of all Distributions Rights (the “Purchased Distributions Rights”), and all present and future rights, claims, demands, causes and choses in action in respect of any or all of the foregoing and all payments on or under and all proceeds of any kind and nature in respect of any of the foregoing (the “Assignment”); provided, that upon Assignee’s receipt of Distributions pursuant to Section 3(a) above in an amount equal to the Additional Consideration Amount, the Purchased Distributions Rights assigned to Assignee pursuant to the Assignment shall automatically revert to the Company (the “Reversion”).

5. Assignment Intended as Sale; Grant of Security Interest. It is the intention of the Company and Assignee that the Assignment contemplated by this Agreement shall constitute an absolute and irrevocable sale of the Purchased Distributions Rights from the Company to Assignee free and clear of all liens and rights of others and it is intended that the beneficial interest in and title to the Purchased Distributions Rights shall not be part of the Company’s estate in the event of the filing of a petition by or against the Company under any bankruptcy or insolvency law; provided, for the avoidance of doubt and notwithstanding anything to the contrary set forth herein, the Purchased Distribution Rights shall automatically revert to the Company upon Assignee’s receipt of Distributions pursuant to Section 3(a) above in an amount equal to the Additional Consideration Amount. In the event that, notwithstanding the intent of the Company and Assignee, the Assignment is held not to be a sale, this Agreement shall constitute a security agreement under applicable law and the Company hereby grants to Assignee a continuing security interest in, lien on and right of set-off against all right, title and interest of interest of the Company, whether now or hereafter arising, in and to the Purchased Distributions Rights as continuing collateral security for the payment of any Additional Consideration Obligation due hereunder (the “Collateral”).

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6. Representations and Warranties of the Company and Nascent. The Company and Nascent each hereby makes the following representations and warranties to Assignee on and as of the Effective Date:

(a) Authorization; Enforcement. (i) Each of the Company and Nascent has all requisite corporate power and authority to enter into and perform this Agreement and to consummate the transactions contemplated hereby including without limitation the Assignment and the granting by the Company of security interests in the Collateral to Assignee hereunder; (ii) the execution and delivery of this Agreement and the consummation by each of the Company and Nascent of the transactions contemplated hereby have been duly authorized by the Company’s Board of Directors and the Company in its capacity as the manager of Nascent and no further consent or authorization of the Company, Nascent, the Board of Directors of the Company or any shareholders or members of the Company or Nascent, as applicable, or any debt holders of the Company or Nascent is required, (iii) this Agreement has been duly executed and delivered by each of the Company and Nascent by its authorized representative, and such authorized representative is the true and official representative with authority to sign this Agreement and bind the Company and Nascent accordingly, and (iv) this Agreement constitutes, a legal, valid and binding obligation of the Company and Nascent, enforceable against the Company and Nascent in accordance with its terms.

(b) No Conflicts. The execution, delivery and performance of this Agreement by the Company and Nascent and the consummation by the Company and Nascent of the transactions contemplated hereby (including, without limitation, the Assignment and the granting by the Company of security interests in the Collateral to Assignee hereunder) will not (i) conflict with or result in a violation of any provision of the Certificate of Incorporation or By-laws of the Company or of the Nascent Charter or Nascent Operating Agreement, (ii) violate or conflict with, or result in a breach of any provision of, or constitute a default (or an event which with notice or lapse of time or both could become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, note, evidence of indebtedness, indenture, patent, patent license or instrument to which the Company, Nascent, or any Subsidiary of the Company is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree applicable to the Company, Nascent, or any Subsidiary of the Company or by which any property or asset of the Company, Nascent or any Subsidiary of the Company is bound or affected.

(c) Nascent and the Patents.

(i) Attached hereto as Exhibit A-1 is a true and complete copy of the certificate of formation of Nascent as filed in the office of the Secretary of the State of Nevada, together with all amendments thereto (the “Nascent Charter”). The Nascent Charter is in full force and effect on and as of the date hereof, has not been amended, modified or repealed, and no proceedings for the amendment, modification, superseding or rescission thereof are pending or contemplated, and no amendment or other document relating to or affecting the Nascent Charter has been filed in the office of the Secretary of the State of Nevada since such date, and no action has been taken by Nascent, the Company or any officers or any other members or its officers, manager, members or any other equity holders including without limitation in contemplation of the filing of any such amendment or other document or in contemplation of the liquidation or dissolution of Nascent. Attached hereto as Exhibit A-2 is a true, complete and correct copy of the limited liability company operating agreement of Nascent, together with all amendments thereto (the “Nascent Operating Agreement”). The Nascent Operating Agreement is in full force and effect on and as of the date hereof, has not been amended, modified, superseded or repealed, and no proceedings for the amendment, modification, superseding or rescission thereof are pending or contemplated.

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(d) The Company’s Distributions Rights.

(i) The Company is a member of Nascent holding sixty-seven percent (67%) of the outstanding Equity Interests in Nascent, and accordingly, the Company is entitled to receive Distributions from Nascent of Cash Available for Distribution in its capacity as a member of Nascent, subject to and in accordance with (1) the Nascent Operating Agreement, (2) any provisions of the Proposed UCANN Distribution Agreement providing for distributions of “Cash Available for Distribution” (under and as to be defined in the Proposed UCANN Distribution Agreement), (3) any provisions of any Proposed Distribution and Contingent Payment Agreement pursuant to which the Company and/or Nascent has agreed or will agree to pay or distribute any Distributions of Cash Available for Distribution that the Company would otherwise be entitled to receive pursuant to the Nascent Operating Agreement to any Person other than the Company, and (4) the terms and provisions of this Agreement.

(ii) The Company is the sole manager of Nascent, with the power to manage the business and affairs of Nascent, including the power to determine the timing of distributions of Cash Available for Distribution to the members of Nascent, subject to and in accordance with (1) the Nascent Operating Agreement, (2) any provisions of the Proposed UCANN Distribution Agreement (if and when the same is executed) providing for the timing of distributions of “Cash Available for Distribution” (under and as to be defined in the Proposed UCANN Distribution Agreement), (3) any provisions of the other Proposed Distribution and Payment Agreements (if and when the same are executed) affecting the ability of the Company to determine the timing of Distributions of Cash Available for Distributions and (4) the terms and provisions of this Agreement.

(iii) Other than as provided pursuant to this Agreement and the Purchase Agreement, as of the date hereof neither the Company nor Nascent, nor any Affiliate or the Company or Nascent has any obligations or commitments, or has entered into any agreement with any third party Person, or executed any instrument or other document providing for the payment of fees, Distributions or other consideration to any third party Person contingent or payable upon or in connection with a successful prosecution of one or more Patent Claims or providing for the payment of Distributions of Cash Available for Distribution that the Company would otherwise be entitled to receive pursuant to the Nascent Operating Agreement to any Person other than the Company.

(iv) As of the date hereof, none of the Proposed Distribution and Contingent Payment Agreements has been fully executed and accordingly (A) neither the Company nor Nascent has any commitment or obligation under any such Proposed Distribution and Contingent Payment Agreement and (B) each such proposed Distribution and Contingent Payment Agreement may ultimately contain terms which differ from those described in the definition thereof set forth in this Agreement. As of the date hereof, neither the Company nor Nascent, nor any Affiliate of the Company or Nascent is contemplating entering into any agreement, document or instrument with any third Party Person providing for the payment of fees, Distributions or other consideration to any third party Person contingent or payable upon or in connection with a successful prosecution of one or more Patent Claims or providing for Distributions of Cash Available for Distribution that the Company would otherwise be entitled to receive pursuant to the Nascent Operating Agreement to any Person other than the Company, other than (1) the Proposed Distribution and Contingent Payment Agreements and (2) any ancillary documents to be delivered in connection therewith with terms that do not provide for the payment of fees, Distributions or other consideration to any third party Person contingent or payable upon or in connection with a successful prosecution of one or more Patent Claims and do not provide for the payment of Distributions that the Company would otherwise be entitled to receive pursuant to the Nascent Operating Agreement to any Person other than the Company other than the Proposed Blackmon Distributions, Proposed McCarter Contingency Fees, Proposed Patent Claim Lender Fees and Proposed UCANN Pool Distributions.

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7. Title to Purchased Distributions Rights. It is the intention of the Company and Assignee that the Assignment contemplated by this Agreement shall constitute an absolute and irrevocable sale of the Purchased Distributions Rights from the Company to Assignee free and clear of all liens and rights of others and it is intended that the beneficial interest in and title to the Purchased Distributions Rights) shall not be part of the Company’s estate in the event of the filing of a petition by or against the Company under any bankruptcy or insolvency law; provided, for the avoidance of doubt and notwithstanding anything to the contrary set forth herein, the Purchased Distribution Rights shall automatically revert to the Company upon Assignee’s receipt of Distributions pursuant to Section 3(a) above in an amount equal to the Additional Consideration Amount. No portion of the Purchased Distributions Rights has been sold, transferred, assigned, or pledged by the Company to any Person other than Assignee. The Company has good and marketable title to the Purchased Distributions Rights and, prior to the Assignment contemplated by this Agreement, the Company is the sole owner thereof, free and clear of all liens, claims, encumbrances, security interests, and rights of others, and upon the Assignment thereof to the Assignee, Assignee shall have good and marketable title to the Purchased Distribution Rights and shall be the sole owner thereof, free and clear of all liens, claims, encumbrances, security interests, and rights of others.

8. Other Covenants and Agreements of Nascent and Company.

(a) The Company shall, and shall cause Nascent to, use best efforts to, (i) cause the Patents to be contributed to Nascent pursuant to the Nascent Operating Agreement, and (ii) cause all rights, title, and interest in the Patents to be assigned to Nascent, including without limitation by causing any and all filings with the United States Patent Trademark Office necessary to effect such assignment under applicable law, as soon as reasonably practicable following the date hereof. Upon the written request of Assignee delivered to the Company from time to time, the Company shall promptly provide then current information to Assignee regarding the Company and Nascent’s efforts to cause the Patents to be assigned to Nascent, including by providing Assignee with copies of any and all agreements or documents entered into by the Company and/or Nascent and any filings made with the United States Patent and Trademark Office in pursuit of such assignment. The Company and Nascent covenant and agree that, without the prior written consent of Assignee, neither the Company nor Nascent, nor any Affiliate of the Company or Nascent shall enter into any agreement or execute any instrument providing for or permitting the assignment of the Patents to any Person other than Nascent.

(b) Until Assignee shall have received an amount of Distributions pursuant to Section 3(a) in an amount equal to the Additional Consideration Amount and assuming Nascent acquires title to the Patents, the Company shall, and shall cause Nascent to, use commercially reasonable efforts to pursue Patent Claims with a view to maximizing the amount of Cash Available for Distribution pursuant to the Nascent Operating Agreement and the amount of “Cash Available for Distribution” (as to be defined in the Proposed UCANN Distribution Agreement) and the amount of Distributions paid to Assignee pursuant to Section 3(a); and, in furtherance of the foregoing, the Company covenants (i) to use commercially reasonable efforts to determine in coordination with Nascent’s auditor whether there is Cash Available for Distribution and “Cash Available for Distribution” (as to be defined in the Proposed UCANN Distribution Agreement) at least once every calendar quarter, and (ii) to the extent there is any Cash Available for Distribution in any calendar quarter and/or “Cash Available for Distribution” (as to be defined in the Proposed UCANN Distribution Agreement) to use its power as manager of Nascent to cause all of such Cash Available for Distribution and/or “Cash Available for Distribution” (as to be defined in the Proposed UCANN Distribution Agreement) to be distributed in accordance with and subject to the Nascent Operating Agreement and/or the Proposed UCANN Distribution Agreement, as applicable, subject in each case to the provisions of this Agreement, by the end of such calendar quarter.

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(c) Until Assignee shall have received an amount of Distributions pursuant to Section 3(a) of this Agreement equal to the Additional Consideration Amount, the Company shall not, without the prior written consent of Assignee, (i) sell, assign, exchange, pledge or otherwise transfer, encumber, or otherwise diminish or impair any of its rights with respect to any portion of its Equity Interest in Nascent, or any of its Distributions Rights (other than pursuant to the Assignment effected by this Agreement), or (ii) withdraw as manager of Nascent.

(d) Until Assignee shall have received an amount of Distributions pursuant to Section 3(a) of this Agreement equal to the Additional Consideration Amount, neither Nascent nor the Company shall, nor shall the Company permit Nascent to, without the prior written consent of Assignee, sell, assign, exchange, pledge or otherwise transfer, encumber, or otherwise diminish or impair any of Nascent’s rights, whether now existing or hereafter arising, with respect to any of the Patents.

(e) Until Assignee shall have received an amount of Distributions pursuant to Section 3(a) of this Agreement equal to the Additional Consideration Amount, Nascent and the Company shall use commercially reasonable efforts to (i) enter into the Proposed Distribution and Contingent Payment Distribution Agreements on final terms that do not provide for the payment of fees, Distributions or other consideration to any third party Person contingent or payable upon or in connection with a successful prosecution of one or more Patent Claims and do not provide for the payment of Distributions of Cash Available for Distribution that the Company would otherwise be entitled to receive pursuant to the Nascent Operating Agreement to any Person, other than the Proposed Blackmon Distributions, Proposed McCarter Contingency Fees, Proposed Patent Claim Lender Fees and Proposed UCANN Pool Distributions, and (ii) not enter into or permit any Affiliate of Nascent or the Company to enter into, any agreement with any third party Person, or execute or permit any Affiliate of Nascent or the Company to execute any instrument or document, providing for the payment of fees, Distributions or other consideration to any third party Person contingent or payable upon or in connection with a successful prosecution of one or more Patent Claims or providing for the payment of Distributions of Cash Available for Distribution that the Company would otherwise be entitled to receive pursuant to the Nascent Operating Agreement to any Person other than the Company, other than the Proposed Blackmon Distributions, Proposed McCarter Contingency Fees, Proposed Patent Claim Lender Fees and Proposed UCANN Pool Distributions.

(f) Upon the entry by the Company, Nascent or any Affiliate of the Company or Nascent into any agreement with any third party Person, or the execution by the Company, Nascent or any Affiliate of the Company or Nascent of any instrument or document providing for the payment of fees, Distributions or other consideration to any third party Person contingent or payable upon or in connection with a successful prosecution of one or more Patent Claims or providing for the payment of Distributions that the Company would otherwise be entitled to receive pursuant to the Nascent Operating Agreement to any Person other than the Company, including without limitation any of the Proposed Distribution and Contingent Payment Agreements and any ancillary documents executed in connection therewith, the Company shall promptly, and in any event within three (3) Business Days following the date any such agreement, instrument or document, is executed by the Company, Nascent or any Affiliate of the Company, send written notice thereof to Assignee and provide a duly executed copy of each such agreement, instrument or document, to Assignee. For the avoidance of doubt, the agreements, instruments and documents required to be provided by the Company to Assignee pursuant to this Section 8(e) include any amendments or other instruments modifying, waiving or terminating any provisions of any agreement, instrument and/or other document otherwise required to be delivered by the Company to Assignee pursuant to the foregoing sentence of this Section 8(e).

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(g) Until Assignee shall have received an amount of Distributions pursuant to Section 3(a) of this Agreement equal to the Additional Consideration Amount, the Company shall not, and the Company shall not permit Nascent to, amend, modify, waive, terminate any term or provision in the Nascent Operating Agreement or consent to any such amendment, modification, waiver or termination, to the extent doing so would reasonably be expected to impair, decrease or delay the payment of (i) the amount of Cash Available for Distribution that would otherwise be available at any time to be paid as Distributions to the members of Nascent (including the Company), (ii) the potential amount of any Distributions that the Company, Nascent or any entity in which the Company has an interest, would otherwise recover and/or be entitled to in the event that the Company, Nascent or any entity in which the Company has an interest is successful in prosecuting any Patent Claim or (iii) the potential amount of Distributions that would otherwise be distributed to Assignee pursuant to the terms of this Agreement.

9. Miscellaneous.

(a) Governing Law; Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflicts of laws. Any action brought by any Party against any other Party or Parties concerning the transactions contemplated by this Agreement, or any other agreement, certificate, instrument or document contemplated hereby shall be brought only in the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware or, to the extent that neither of the foregoing courts has jurisdiction, the Superior Court of the State of Delaware. The Parties to this Agreement hereby irrevocably waive any objection to jurisdiction and venue of any action instituted hereunder and shall not assert any defense based on lack of jurisdiction or venue or based upon forum non conveniens. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTIONS CONTEMPLATED HEREBY. The prevailing Party shall be entitled to recover from the other Party and/or Parties, as applicable, its reasonable attorney’s fees and costs. Each Party hereby irrevocably waives personal service of process and consents to process being served in any suit, action or proceeding in connection with this Agreement or any other agreement, certificate, instrument or document contemplated hereby or thereby by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such Party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law.

(b) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which shall constitute one and the same agreement and shall become effective when counterparts have been signed by each Party and delivered to the other Party. A facsimile or .pdf signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile or .pdf signature. Delivery of a counterpart signature hereto by facsimile or email/.pdf transmission shall be deemed validly delivery thereof.

(c) Construction; Headings. This Agreement shall be deemed to be jointly drafted by Nascent, the Company and Assignee and shall not be construed against any person as the drafter hereof. The headings of this Agreement are for convenience of reference only and shall not form part of, or affect the interpretation of, this Agreement.

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(d) Severability. In the event that any provision of this Agreement is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Agreement, or any other agreement, certificate, instrument or document contemplated hereby or thereby.

(e) Entire Agreement. This Agreement and the other Transaction Documents contain the entire understanding of the parties with respect to the matters covered herein and therein and supersede any prior understandings or written or oral agreements between the Parties respecting the subject matter of this Agreement and the other Transaction Documents. To the extent of any conflict between any term or provision of this Agreement and/or any other Transaction Document, on the one hand, and any term or provision in any prior agreement between any of the Parties (including without limitation that certain letter agreement re: Waiver of Security Interest dated as of March 22, 2023 by and between the Company and Assignee), on the other hand, with respect to the matters covered in this Agreement and the other Transaction Documents, the terms of this Agreement and the other Transaction Documents shall control.

(f) Amendments. No provision of this Agreement or any agreement or instrument contemplated hereby may be waived or amended other than by an instrument in writing signed by each of the Parties.

(g) Notices. All notices, demands, requests, consents, approvals, and other communications required or permitted hereunder shall be in writing and, unless otherwise specified herein, shall be (i) personally served, (ii) deposited in the mail, registered or certified, return receipt requested, postage prepaid, (iii) delivered by reputable air courier service with charges prepaid, or (iv) transmitted by hand delivery, telegram, e-mail or facsimile, addressed as set forth below or to such other address as such Party shall have specified most recently by written notice. Any notice or other communication required or permitted to be given hereunder shall be deemed effective (1) upon hand delivery or delivery by e-mail or facsimile, with accurate confirmation generated by the transmitting facsimile machine, at the address or number designated below (if delivered on a Business Day during normal business hours where such notice is to be received), or the first Business Day following such delivery (if delivered other than on a Business Day during normal business hours where such notice is to be received) or (2) on the second Business Day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur. The addresses for such communications shall be:

If to Nascent and/or the Company, to:

CAN B̅ CORP.

960 South Broadway, Suite 120

Hicksville, NY 11801

Attention: Marco Alfonsi

e-mail: info@canbiola.com

If to Assignee, to:

Walleye Opportunities Master Fund Ltd

2800 Niagara Lane North

Plymouth, MN 55447

e-mail: legal@walleyecapital.com

(h) Binding Effect; Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their successors and assigns. the Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of Assignee. Assignee may assign its rights hereunder to any Person without the consent of the Company.

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(i) Third Party Beneficiaries. This Agreement is intended for the benefit of the Parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

(j) Survival. The representations and warranties of the Company and Nascent and the agreements and covenants set forth in this Agreement shall survive the sale, transfer and assignment of the Purchased Distributions Rights to the Company.

(k) Further Assurances. Each Party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(l) No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

(m) Indemnification. the Company shall defend, indemnify and hold harmless Assignee, and its stockholders, partners, members, officers, directors, employees and direct or indirect investors and any of the foregoing persons’ agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the “Indemnitees”) from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys’ fees and disbursements (the “Indemnified Liabilities”), incurred by any Indemnitee as a result of, or arising out of, or relating to (i) any misrepresentation or breach of any representation or warranty made by the Company, (ii) any breach of any covenant, agreement or obligation of the Company contained in this Agreement or (iii) any cause of action, suit or claim brought or made against such Indemnitee by a third party (including for these purposes a derivative action brought on behalf of the Company) and arising out of or resulting from the execution, delivery, performance or enforcement of this Agreement. To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities that is permissible under applicable law. The indemnification obligations of the Company under this Section 9(m) shall survive the termination of this Agreement and the other Transaction Documents.

(n) Remedies. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Company by vitiating the intent and purpose of the transactions contemplated hereby and under the Purchase Agreement. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Agreement or any other agreement, certificate, instrument or document contemplated hereby will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Agreement, or any other agreement, certificate, instrument or document contemplated hereby, that Assignee shall be entitled, in addition to all other available remedies at law or in equity, and in addition to the penalties assessable herein, to an injunction or injunctions restraining, preventing or curing any breach of this Agreement, or any other agreement, certificate, instrument or document contemplated hereby, and to enforce specifically the terms and provisions hereof and thereof, without the necessity of showing economic loss and without any bond or other security being required.

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(o) Payment Set Aside. To the extent that the (i) the Company makes a payment or payments to the Assignee hereunder, or pursuant to any other agreement, certificate, instrument or document contemplated hereby, or (ii) Assignee enforces or exercises its rights hereunder, pursuant to this Agreement or pursuant to any other Transaction Document, or any agreement, certificate, instrument or document contemplated hereby or thereby, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are for any reason (A) subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, or disgorged by the Assignee, or (B) are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other person or entity under any law (including, without limitation, any bankruptcy law, foreign, state or federal law, common law or equitable cause of action), then (1) to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred and (2) the Company shall immediately pay to Assignee a dollar amount equal to the amount that was for any reason (x) subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, or disgorged by Assignee, or (y) required to be refunded, repaid or otherwise restored to Assignee, a trustee, receiver or any other Person or entity under any law (including, without limitation, any bankruptcy law, foreign, state or federal law, common law or equitable cause of action).

(p) Failure or Indulgence Not Waiver. No failure or delay on the part of Assignee in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privileges. All rights and remedies of Assignee existing hereunder are cumulative to, and not exclusive of, any rights or remedies otherwise available.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives as of the date first written above.

NASCENT:

NASCENT PHARMA, LLC

By:	Can B̅ Corp., its sole Manager

By:	/s/ Marco Alfonsi
Name:	Marco Alfonsi
Title:	Chief Executive Officer

COMPANY:

CAN B̅ CORP.

By:	/s/Marco Alfonsi
Name:	Marco Alfonsi
Title:	Chief Executive Officer

ASSIGNEE:

WALLEYE OPPORTUNITIES MASTER FUND LTD

By:	/s/William England
Name:	William England
Title:	Chief Executive Officer of the Manager

[Signature Page to Distribution and Assignment Agreement]

Schedule I

Wire Instructions

(for payments to Assignee)

(omitted)

EXHIBIT A-1

Nascent Pharma, LLC Certificate of Formation

(omitted)

EXHIBIT A-2

Nascent Pharma, LLC Operating Agreement

(omitted)